Exhibit 99.B(d)(8)(i)

August 8, 2009

Bev Hendry

Chief Operating Officer

Hansberger Global Investors, Inc.

401 East Las Olas Boulevard, Suite 1700

Fort Lauderdale, Florida 33301

Re:                               Sub-Advisory Agreement between ING Investments, LLC and Hansberger Global Investors, Inc. (the “Agreement”)

Dear Mr. Hendry:

Pursuant to Section 6 of the Sub-Advisory Agreement dated March 1, 2007 between ING Investments, LLC and Hansberger Global Investors, Inc., as amended (the “Agreement”), we hereby notify you of our intention to modify the fees payable to Hansberger Global Investors Inc. for ING International Capital Appreciation Fund (the “Fund”), effective August 8, 2009, upon all of the terms and conditions set forth in the Agreement, subject to shareholder approval of the reorganization of ING International Growth Opportunities Fund, a series of ING Mutual Funds, with and into the Fund.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement.  The Amended Schedule A, which indicates the annual sub-advisory fee for the Fund, is attached hereto.

Please signify your acceptance to the modified sub-advisory fee, with respect to the Fund, by signing below.

Very sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC

ACCEPTED AND AGREED TO:

Hansberger Global Investors, Inc.

By:	/s/ Bev Hendry
Name:	Bev Hendry
Title:	Chief Operating Officer, Duly Authorized

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Investments, LLC

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

HANSBERGER GLOBAL INVESTORS, INC.

Annual Sub-Advisor Fee
Series	(as a percentage of average daily net assets)

ING International Capital Appreciation Fund	0.40% of the first $50 million of assets; and 0.35% of assets in excess of $50 million